Liquidnet, Inc.   BD Number: 103987

01/16/2024

BD – INDIRECT OWNERS

Ownership Codes:	C = 25% but less than 50%	E – 75% or more
	D – 50% but less than 75%	F – Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date ACQUIRED	Own. CODE	Control PERSON	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
TP ICAP AMERICAS HOLDINGS INC.	DE	LIQUIDNET HOLDINGS, INC.	SHAREHOLDER	01/2024	E	Y	N	51-0631562
TP ICAP GROUP PLC	FE	TP ICAP HOLDINGS LIMITED	SHAREHOLDER	03/2021	E	Y	N	FOREIGN
TP ICAP HOLDINGS LIMITED	FE	TP ICAP AMERICAS HOLDINGS INC.	SHAREHOLDER	03/2021	E	Y	N	FOREIGN